March 9, 2017

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On January 5, 2017, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst Exceed Defined Risk Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on March 6, 2017, you provided additional comments to the Registration Statement and the Registrant’s prior response letter. Please find below a summary of your additional comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1: In prior Comment 6 which Registrant addressed in its comment letter dated March 2, 2017, we requested in part, “Registrant please disclose if the index provider is an affiliate of the fund complex, adviser or portfolio manager and the extent of the affiliation. Was the Fund’s adviser involved in the creation of the index? …” Registrant’s Response reflected the fact that, “Exceed Investments created the methodology for the index, but IDC, as the calculation agent, actually compiles the securities to be included in the index without further involvement from Exceed Investments….(emphasis added)”

Please clarify the meaning of “compiles.” Please state that IDC selects the securities to be included in the index.

Response: Registrant confirms that IDC selects the securities to be included in the index.

Comment 2: You indicated in your prior response that a portfolio manager of the Fund is also an owner and the CEO of Exceed Investments. There are two different rules that address ethical concerns with Advisers or adviser personnel being involved with a Fund index. Please confirm that the Fund and/or the Adviser has adopted procedures pursuant to Rule 17j-1 of the Investment Company Act of 1940 and Rule 204(A)(1) of the Investment Advisers Act of 1940 that address conflicts that may arise in connection with a self-indexing fund.

Response: Registrant confirms that the Fund has adopted procedures pursuant to Rule 17j-1 of the Investment Company Act of 1940 and the Fund’s adviser has adopted procedures to address the conflicts in accordance with Rule 204(A)(1) of the Investment Advisers Act of 1940. These address or will address the types of conflicts that may arise in connection with a self-indexing fund. As reflected in Registrant’s March 2, 2017 response letter, Exceed Indexes, LLC (a wholly owned subsidiary of Exceed Investments) (“Exceed”) previously created the methodology for the index, but IDC, as the calculation agent, actually selects the securities to be included in the index without further involvement from Exceed. IDC also independently prices the index on a continuous basis during equity market hours. NASDAQ serves as the dissemination agent for the index. The adviser was not involved in the creation of the index. The Fund will not pay a licensing fee to use the index.

Comment 3: In prior Comment 8 from Registrant’s response letter dated March 2, 2017, we requested Registrant to please add disclosure regarding the index’s methodology including its component selection criteria, index weighting methodology, its rebalancing and reconstitution process (including frequency, how, and when changes are made), and the number of index constituents. We note the Registrant added disclosure; please first confirm the language is additional, not replacing any prior disclosures.

Response. Registrant confirms that the disclosure referenced in its prior response letter was additional disclosure.

Comment 4: With respect to such new disclosure, Registrant added the following:

“Exceed Investments, LLC is the index provider for the EXHEDG Index. A portfolio manager of the Fund is also an owner and the Chief Executive Officer of the index provider. The EXHEDG Index has a fixed income component and equity component. The EXHEDG Index is generally weighted about 90% fixed income and 10% equity.

The fixed income component consists of domestic short to medium term (3 years or less), investment grade, fixed coupon, senior or subordinated corporate bonds with a typical maturity of 3 years or less and a par value of at least $250 million that are registered securities or restricted securities sold pursuant to Rule 144A of the Securities Act of 1933 with registration rights. The fixed income component is reconstituted and rebalanced on a monthly basis. There will typically be approximately 750 – 1250 fixed income securities in the EXHEDG Index. The fixed income securities are market value weighted within the portion of the EXHEDG Index allocated to the fixed income component.”

Please clarify in the first paragraph that the 10% equity is actually leveraged equity. Please also revise the disclosure to be clear that the fixed income portion includes all eligible debt securities described, not a more limited pool.

Response: We note the disclosure in the principal investment strategy in the prospectus already states that, “The equity component consists of listed equity options...” and discusses leverage. Registrant does not believe it is appropriate or necessary to revised the sentence as requested. Registrant further notes that the financial cost of the equity and fixed income portion will not surpass the notional value of the Fund. Any leverage of the equity would come from buying call spreads – defined as buying a call and selling a call to capture some amount of return given the market increases. However, generally the beta of this strategy will be less than 1 (and most of the time materially less than 1) as compared to the S&P 500.

Comment 5: Registrant has included the following additional disclosure:

“The equity component consists of listed equity options. The equity component is reconstituted upon the expiration of the options included in the EXHEDG Index as of its last reconstitution This reconstitution occurs approximately quarterly. There will typically be approximately 10 – 50 equity options in the EXHEDG Index. Options selected for the equity component generally have a duration of approximately one year…”

a) One year seems long to the Staff. Please confirm in a response letter that the equity options will have a duration of one year.

b) When the reconstitution occurs quarterly, what will happen to the duration of the options? will they still be one year? If not, please clarify the disclosure.

Response: Registrant confirms that new options will generally have a duration of approximately one year. Approximately 25% of the option positions are reconstituted approximately quarterly. Upon reconstituting an expiring position, expiring options are replaced by new options that are approximately one year in duration. The average duration of the options for the entire portfolio will vary between approximately 6 months and 7.5 months. At the time of reconstitution, the new options are expected to be one year in duration. The other three tranches (or series) of options are expected to be approximately 9 months, 6 months and 3 months, respectively. Immediately prior to a reconstitution the four existing tranches (or series) will have durations of approximately 9 months, 6 months, 3 months and one day. So the average duration of the portfolio will slowly move from 7.5 months to 6 months and then swing back to 7.5 months.

Comment 6. The new disclosure added continues, “The put options are selected to target a shielding of the first 10% loss of the S&P 500 as measured on the date of the most recent reconstitution The strike price of the option is calculated by multiplying the current price of the

S&P 500 by 90% and using a single put option to equate to the calculated strike price. If a single put option does not have a strike price equal to the calculated strike price, the put with a strike price immediately above and the put with a strike price immediately below is used as a substitute. The call options are selected to target participation in the S&P 500 if the S&P 500 increases up to a maximum cap by selecting a long call whose strike price equals the current value of the S&P 500 and a short call whose strike price is above the current value of the S&P 500. If a single call option does not have a strike price of the needed value, the call with a strike price immediately above and the call with a strike price immediately below is used as a substitute. The call options will have a weighting of 1.5 relative to the put options. The put option weighting will be calculated by dividing the value of the expiring options included in the EXHEDG Index as of the last reconstitution by the value of the S&P 500 as of the same date.”

Please clarify what “Shielding of the first 10% loss of the S&P 500” means. Over what time period? And are those loses over 10% not shielded? The average investor will likely not understand the disclosure as written.

Response: Registrant has revised the disclosure as follows:

“The put options are selected to target a shielding of the first 10% loss of the S&P 500, as measured on the date of the most recent reconstitution. Shielding potential loss is accomplished by selling a put option that is 10% below the current S&P so that when the option expires, if the S&P 500 is down less than 10%, the put option will expire worthless and there will be no loss to the Fund. However, if the S&P is down more than 10% from the time of reconstitution, the put will result in a corresponding loss above the initial 10% drop. The strike price of the option is calculated by multiplying the current price of the S&P 500 by 90% and using a single put option to equate to the calculated strike price. If a single put option does not have a strike price equal to the calculated strike price, the put with a strike price immediately above and the put with a strike price immediately below is used as a substitute. The call options are selected to target participation in the S&P 500 if the S&P 500 increases up to a maximum cap by selecting a long call whose strike price equals the current value of the S&P 500 and a short call whose strike price is above the current value of the S&P 500. If a single call option does not have a strike price of the needed value, the call with a strike price immediately above and the call with a strike price immediately below is used as a substitute. The call options will have a weighting of 1.5 relative to the put options. The put option weighting will be calculated by dividing the value of the expiring options included in the EXHEDG Index as of the last reconstitution by the value of the S&P 500 as of the same date.”

Comment 7: Will the Fund trade call options other than under the “bull spread strategy”?

Response: No, the Fund does not intend to trade call options other than under the bull spread strategy.

Comment 8: Please clarify under what circumstances the Fund will sell puts. In connection with a bull put spread strategy? Selling puts involves substantial risks which need to be disclosed or clarified. Also, please explain how such strategy is consistent with the objective of preservation of capital.

Response: The Fund will sell puts, as described in its investment strategy. As described above, the Fund will sell puts 10% below the current market, in order to preserve the first 10% of potential losses in an S&P 500 downturn. Registrant believes such strategy to mitigate potential losses is consistent with the Fund’s objective to preserve capital.

The prospectus contains the following risk disclosure, which includes information regarding the sale of put options (emphasis added):

“Options Risk. There are risks associated with the sale and purchase of call and put options. As the seller (writer) of a call option, the Fund assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise option price. As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option. As a seller (writer) of a put option, the Fund will lose money if the value of the security falls below the strike price. If unhedged, a Fund’s written calls expose the Fund to potentially unlimited losses.”

If you have any further questions or additional comments, please contact Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine, LLP